SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

China-Biotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16937B109

(CUSIP Number)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937B109
(1)	Names of reporting persons. VALUE HOLDINGS CAPITAL, S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,536,336
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,536,336
(9)	Aggregate amount beneficially owned by each reporting person 1,536,336
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 7%
(12)	Type of reporting person (see instructions) FI

(1)	Names of reporting persons. VALUE ASSETS INTERNATIONAL S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ See below
(3)	SEC use only
(4)	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,828,510
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,828,510
(9)	Aggregate amount beneficially owned by each reporting 1,828,510
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 8%
(12)	Type of reporting person (see instructions) FI

(1)	Names of reporting persons. RICHARD E. AZAR*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ See below
(3)	SEC use only
(4)	Citizenship or place of organization TRINIDAD TOBAGO
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,414,846
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,414,846
(9)	Aggregate amount beneficially owned by each reporting 3,414,846
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 15%
(12)	Type of reporting person (see instructions) IN

*	RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL, S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 1,828,510 CHINA-BIOTICS, INC. COMMON SHARES, RESPECTIVELY. IN ADDITION, MR. AZAR IS A DIRECTOR OF GBWU INVESTMENT HOLDINGS, S.A. WHICH OWNS 50,000 COMMON SHARES OF CHINA-BIOTICS. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 3,414,846 SHARES OF CHINA-BIOTICS, INC.

Instructions for Cover Page

(1) Names of Reporting Persons—Furnish the full legal name of each person for whom the report is filed–i.e., each person required to sign the schedule itself–including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization—Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregated Amount Beneficially Owned By Each Reporting Person, etc.—Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row 9 does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) Type of Reporting Person—Please classify each “reporting person” according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Non-U.S. Institution	FI
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or TO) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A.	Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d- 2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.	Information contained in a form which is required to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

Item 1(a) Name of issuer: CHINA-BIOTICS, INC.

Item 1(b) Address of issuer’s principal executive offices: NO. 999 NINGQIAO ROAD, JINQIAO EXPORT PROCESSING ZONE, PUDONG, SHANGHAI 201206, PEOPLE’S REPUBLIC OF CHINA

Item 2.

2(a) Name of person filing: THIS STATEMENT IF FILED ON BEHALF OF VALUE HOLDINGS CAPITAL, S.A. (“VALUE HOLDINGS”), VALUE ASSETS INTERNATIONAL, S.A. (“VALUE ASSETS”), AND RICHARD E. AZAR (“AZAR”). VALUE HOLDINGS BENEFICIALLY OWNS 1, 536,336 SHARES OF THE ISSUER’S COMMON STOCK; VALUE ASSETS BENEFICIALLY OWNS 1,828,510 SHARES OF THE ISSUER’S COMMON STOCK. VALUE ASSETS AND VALUE HOLDING DECLARE THAT NEITHER THE FILING OF THIS STATEMENT NOR ANYTHING HEREIN SHALL BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT OR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ANY SECURITIES HELD BY OR FOR THE OTHER. EACH OF VALUE ASSETS AND VALUE HOLDINGS MAY BE DEEMED TO BE A MEMBER OF A GROUP WITH RESPECT TO THE SECURITIES OF THE ISSUER FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT. VALUE ASSETS AND VALUE HOLDING DECLARE THAT THAT NEITHER THE FILING OF THIS STATEMENT NOR ANYTHING HEREIN SHALL BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSE OF SECTION 13(d) or 13(g) OF THE ACT OR ANY OTHER PURPOSE, (I) ACTING (OR HAS AGREED OR IS AGREEING TO ACT TOGETHER WITH ANY OTHER PERSON) AS A PARTNERSHIP, LIMITED PARTNERSHIP, SYNDICATE, OR OTHER GROUP FOR THE PURPOSE OF ACQUIRING, HOLDING, OR DISPOSING OF SECURITIES OF THE ISSUER OR OTHERWISE WITH RESPECT TO THE ISSUER OR ANY SECURITIES OF THE ISSUER,

OR (II) A MEMBER OF ANY GROUP WITH RESPECT TO THE ISSUER OR ANY SECURITIES OF THE ISSUER.

RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 1,828,510 CHINA-BIOTICS, INC. COMMON SHARES, RESPECTIVELY. IN ADDITION, MR. AZAR IS A DIRECTOR OF GBWU INVESTMENT HOLDINGS, S.A. WHICH OWNS 50,000 COMMON SHARES OF CHINA-BIOTICS. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 3,414,846 SHARES OF CHINA-BIOTICS, INC.

THE REPORTING PERSONS HAVE ENTERED INTO A JOINT FILING AGREEMENT, A COPY OF WHICH IS FILED WITH THIS STATEMENT AS EXHIBIT 99.1, PURSUANT TO WHICH THEY HAVE AGREED TO FILE THIS SCHEDULE13G JOINTLY IN ACCORDANCE WITH THE PROVISIONS OF RULE 13D-1(K) OF THE ACT.

2(b) Address or principal business office or, if none, residence: VALUE ASSETS, VALUE HOLDINGS: c/o Harney’s Corporate Services, Ltd., Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands; AND AZAR: 7-9 ST. CLAIR PLACE, 2ND FL., ST. CLAIR AVE., PORT OF SPAIN , TRINIDAD AND TOBAGO

2(c) Citizenship: (i) VALUE ASSETS, VALUE HOLDINGS: BRITISH VIRGIN ISLANDS; (ii) AZAR: TRINIDAD TOBAGO

2(d) Title of class of securities: COMMON STOCK, PAR VALUE $0.0001

2(e) CUSIP No.: 16937B109

Item 3.	NOT APPLICABLE

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	a.	☐	Broker or dealer registered under Section 15 of the Act;

	b.	☐	Bank as defined in Section 3(a)(6) of the Act;

	c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ☐

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. FOR PURPOSES OF DETERMINING THE PERCENTAGE OF OUTSTANDING SHARES WITH RESPECT TO THIS STATEMENT, THE REPORTING PERSONS HAVE RELIED UPON INFORMATION OBTAINED FROM THE ISSUER THAT THE AGGREGATE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER AS REFLECTED ON THE 12.31.10 FORM 10Q WAS 22,150,200 (AS OF FEBRUARY 10, 2011).

VALUE HOLDINGS CAPITAL, S.A.:

	a.	Amount beneficially owned:

1,536,336

	b.	Percent of class

7%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

-0-

		ii.	Shared power to vote or to direct the vote

1,536,336

		iii.	Sole power to dispose or to direct the disposition of

-0-

		iv.	Shared power to dispose or to direct the disposition of

1,536,336

VALUE ASSETS INTERNATIONAL, S.A.:

	a.	Amount beneficially owned:

1,828,510

	b.	Percent of class

8%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

-0-

		ii.	Shared power to vote or to direct the vote

1,828,510

		iii.	Sole power to dispose or to direct the disposition of

-0-

		iv.	Shared power to dispose or to direct the disposition of

1,828,510

RICHARD E. AZAR:

	a.	Amount beneficially owned:

3,414,846*

	b.	Percent of class

15%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

-0-

		ii.	Shared power to vote or to direct the vote

3,414,846

		iii.	Sole power to dispose or to direct the disposition of

-0-

		iv.	Shared power to dispose or to direct the disposition of

3,414,846

*RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS CAPITAL S.A. AND VALUE ASSETS INTERNATIONAL, S. A. WHICH OWN 1,536,336 AND 1,828,510 CHINA-BIOTIC, INC. COMMON SHARES, RESPECTIVELY. IN ADDITION, MR. AZAR IS A DIRECTOR OF GBWU INVESTMENT HOLDINGS, S.A. WHICH OWNS 50,000 COMMON SHARES OF CHINA-BIOTICS. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 3,414,846 SHARES OF CHINA-BIOTICS, INC.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	NOT APPLICABLE

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. * RICHARD E. AZAR IS THE SOLE DIRECTOR AND OWNER OF VALUE HOLDINGS AND VALUE ASSETS WHICH OWN 1,536,336 AND 1,828,510 CHINA-BIOTIC, INC. COMMON SHARES, RESPECTIVELY. IN ADDITION, MR. AZAR IS A DIRECTOR OF GBWU INVESTMENT HOLDINGS, S.A. WHICH OWNS 50,000 COMMON SHARES OF CHINA-BIOTICS. THEREFORE, MR. AZAR COULD BE DEEMED TO BE BENEFICIAL OWNER OF THE 3,414,846 SHARES OF CHINA-BIOTICS, INC. OWNED BY VALUE HOLDINGS AND VALUE ASSETS.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. NOT APPLICABLE

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group NOT APPLICABLE

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group NOT APPLICABLE

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certifications

	a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	b.	The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to Rule 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

	c.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALUE HOLDINGS CAPITAL, S.A.

signature

BY: /s/ RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 23, 2011

VALUE ASSETS INTERNATIONAL, S.A.

signature

BY: /s/ RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 23, 2011

/s/ RICHARD E. AZAR
By: RICHARD E. AZAR

Signature

/s/ RICHARD E. AZAR
Name/Title
Dated: May 23, 2011

Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of China-Biotics, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 23, 2011.

VALUE HOLDINGS CAPITAL, S.A.

signature

BY: /s/ RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 23, 2011

VALUE ASSETS INTERNATIONAL, S.A.

signature

BY: /s/ RICHARD E. AZAR, Name/Title
DIRECTOR
Dated: May 23, 2011

RICHARD E. AZAR
By: /s/ RICHARD E. AZAR

Signature

/s/ RICHARD E. AZAR
Name/Title
Dated : May 23, 2011

Exhibit 99.1

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).